[FLEXIBLE SOLUTIONS LETTERHEAD]

March 7, 2006

VIA EDGAR – CORRESPONDENCE FILING

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: Ms. Pamela A. Long

Re:	Flexible Solutions International, Inc.
Waiver Request Letter Dated December 8, 2005 and
Annual Report on Form 10-KSB for the Year Ended December 31, 2004, filed on March 24, 2005 and restated on December 6, 2005 (File No. 1-31540)

Dear Ms. Long:

        Flexible Solutions International, Inc. (the “Company”), has reviewed the Securities and Exchange Commission (the “Commission”) letter dated January 5, 2006 (the “January 5 Comment Letter”) regarding the Company’s Waiver Request Letter dated December 8, 2005, and the Company’s restated Annual Report on Form 10-KSB for the year ended December 31, 2004 (the “2004 Form 10-KSB”), filed by the Company on December 6, 2005. The Company responds to the January 5 Comment Letter as follows:

        A.     Response to Commission Comment 1 (“Waiver Request Dated December 8, 2005”)

        With respect to the Commission’s request that the Company include additional disclosures in its Form 10-KSB for the year ended December 31, 2005 (the “2005 Form 10-KSB”) in regards to its Biodegradable Polymer and Chemical Additives segment, the Company respectfully informs the Commission that the Company’s 2005 Form 10-KSB will, when filed, include additional disclosures relating to this segment.

        B.     Response to Commission Comment 2 (“Item 8A. Controls and Procedures”)

        With respect to the Commission’s request for a more detailed explanation in the Company’s disclosure controls and procedures section in light of the restatement of its financial statements for the periods ending between September 30, 2002 and June 30, 2005, the Company respectfully informs the Commission that the 2004 Form 10-KSB will, when filed, be revised in response to this comment as follows:

Ms. Pamela A. Long
Securities and Exchange Commission
March 7, 2006

We do not believe that our system of disclosure controls and procedures was ineffective as a result of the restatements to our financial statements for the periods ending between September 30, 2002 and June 30, 2005. The only significant error to our restatement of these financial statements was as a result of the misapplication of accounting methodologies to our stock compensation expense. In particular, when we granted a stock option to purchase two million shares of our common stock to Ondeo in September 2002, we were aware that there were various accounting treatments for the potential stock compensation expense. At that time, we reviewed the provisions of FAS No. 123, Accounting for Stock-based Compensation, and discussed the matter with our independent auditors. Our auditors advised us that since the option vested immediately, the entire stock compensation expense should be recognized in fiscal 2002, at the date of granting.

It was later noted that we erred in determining the measurement date for the option and that our auditors similarly erred in their application of FAS No. 123 and the related literature issued by the Emerging Issues Task Force. This restatement was as a result of a one-time error in the application of accounting treatments to a very complex issue and has had no effect on our remaining disclosure controls and procedures.

        C.     Response to Commission Comments 3 and 4 (“Report of Independent Registered Public Accounting Firm”)

        The Company’s amended 2004 Form 10-KSB will, when filed, be revised in response to this comment.

        D.    Response to Commission Comments 5 and 6 (“Note 3. Restatements as a Result of Correcting Stock-Based Compensation Expense”)

        The Commission has requested a more detailed explanation of how the Company accounted for the stock option issued by the Company to Ondeo Nalco Company (“Ondeo”) in September 2002. In addition, the Commission has requested an explanation as to how the Company determined the amount of compensation expense recorded in connection with the option.

Ms. Pamela A. Long
Securities and Exchange Commission
March 7, 2006

        The Company has reviewed Emerging Issues Task Force (“EITF”):

        (1)     Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which addresses the measurement date for accounting for equity instruments that are issued to other than employees in exchange for goods and services;

        (2)     Issue No. 00-18, Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees, which requires the recognition of fully vested, exercisable, non-forfeitable equity instruments at the time when they are issued; and

        (3)     Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), which addresses various issues related to classification of the consideration given from a vendor to a reseller or another party that purchases the vendor’s products and whether such consideration should be classified as a deduction from revenue.

        In selecting its prior accounting treatment, the Company relied on the following:

        (1)     In September 2002, the Company entered into a distribution agreement with Ondeo whereby Ondeo agreed to serve as the exclusive distributor of the Company’s WATER$AVR® products for so long as Ondeo maintained certain threshold sales levels as defined in the agreement;

        (2)     As consideration for signing the agreement, Ondeo was granted an option to purchase two million shares of the Company’s common stock: (a) half of the option for one million shares was exercisable immediately at an exercise price of $4.25 for each common share, and (b) the remaining half of the option for one million shares was exercisable after certain threshold sales targets were achieved at a price of $5.50 for each common share; and

        (3)     The distribution agreement and the corresponding stock option were cancellable if Ondeo did not meet the defined sales targets.

        In accordance with EITF Issue Numbers 96-18, 00-18 and 01-9, and as set forth in the Company’s restated financial statements, the Company selected a measurement date as of when the performance of the distribution agreement was complete, as viewed in relation to the sales achieved by Ondeo. Accordingly, the stock compensation expense was to be recognized over a rational and systematic basis in accordance with sales recognized.

Ms. Pamela A. Long
Securities and Exchange Commission
March 7, 2006

        The value attributed to the option was $1,429,000 for the first half of the option and $1,275,000 for the second half of the option, for a total option fair value of $2,704,000 (with a Black-Scholes calculation incorporating volatility of 72.23%, interest rate of 3% and 1,825 days to expiry). The fair value of the option was to be recognized over the period that the performance thresholds were met. During the quarter ended March 31, 2003, Ondeo met the first performance threshold of 500,000 units (2% of a total of 24,680,000 units over five years). As such, the Company recognized 2% of the fair value of the option, in the amount of $54,080 (0.02 x $2,704,000). The Ondeo agreement was then cancelled in the quarter ended September 30, 2003 and, consequently, the stock compensation expense recognized in the quarter ended March 31, 2003 was reversed, similar to the accounting treatment of a forfeiture.

        E.    Response to Commission Comment 7 (“Note 3. Restatements as a Result of Correcting Stock-Based Compensation Expense”)

        The Commission has asked for an explanation as to how the Company determined it was appropriate to classify the amount recorded related to the Ondeo option as an operating expense rather than a reduction of revenue.

        In making this determination, the Company relied upon EITF Issue No. 01-9, Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products), which primarily addresses whether consideration given to a customer as a sales incentive or other benefit should be an adjustment of the selling price, a cost incurred by the vendor and expensed accordingly or a reduction of revenue. The consensus reached by the EITF was that cash consideration given by a vendor to a customer is presumed to be a reduction of the selling price and therefore should be characterized as reduction of revenue when recognized by the vendor.

        However, paragraphs 9 and 10 of EITF Issue No. 01-9 state that when the consideration consists of a free product or service, or anything other than cash, the cost of the consideration should be characterized as an expense. Since the consideration given to Ondeo was essentially a “free product,” or a separate deliverable, the proper accounting treatment should have been to expense the cost rather than to deduct the amount from revenue.

        Because of the immateriality of the amounts involved, being only $54,080 for one fiscal quarter, the Company recorded the incentive as an operating expense rather than as a cost of sale or a reduction of revenue. Materiality was determined on the basis of sales. Sales for the quarter ended March 31, 2003 were approximately $1,281,000. The Company did not consider, for interim reporting purposes, that a possible misclassification of $54,080 (4% of sales) between a reduction of sales or an additional expense, that had no effect on income, was material. As a result of the restatements and the recognition of the stock compensation expense in the quarter ended March 31, 2003, and its reversal in the quarter ended September 30, 2003, there was no amount recognized for stock compensation expense for the year ended December 31, 2003. As stated, the stock compensation expense of $54,080 was recognized in the quarter ended March 31, 2003 as the sales targets were met and then reversed in the quarter ended September 30, 2003 when the Ondeo agreement and corresponding stock option were cancelled.

Ms. Pamela A. Long
Securities and Exchange Commission
March 7, 2006

        F.     Response to Commission Comment 8 (“Note 7. Investments”)

        The Commission has asked what consideration was given by the Company to the guidance provided by EITF Issue No. 02-14, Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock if the Investor Has the Ability to Exercise Significant Influence Over the Operating and Financial Policies of the Investee, with respect to the Company’s option acquired in fiscal 2003 to purchase twenty percent of the outstanding capital stock of Tatko, Inc. (“Tatko”) in exchange for the issuance of 100,000 shares of the Company’s common stock. In particular, the Commission has asked the Company to refer to each of the characteristics discussed in paragraph 6 of EITF Issue No. 02-14.

        EITF Issue No. 02-14 states that an investor should only apply the equity method of accounting when it has investments in either common stock or “in-substance common stock” of a corporation, provided that the investor has the ability to exercise significant influence over the operating and financial policies of the investee. Paragraph 6 of EITF Issue No. 02-14 defines “in-substance common stock” as an investment that has the risk and reward characteristics that are substantially similar to common stock, considering: (a) subordination; (b) risks and rewards of ownership; and (c) obligation to transfer value.

        The Tatko investment meets the definition of “in-substance common stock” as the investment has subordination characteristics that are similar to common stock, the Company has the ability to convert the investment into common stock without any significant restrictions or contingencies that prevent the Company from participating in capital appreciation of the investee in a manner similar to common stock, and there is no requirement to transfer substantive value to the Company. Accordingly, the Company has determined that the option to acquire twenty percent of the issued and outstanding shares of Tatko for a nominal amount is “in-substance common stock.”

        However, in order for the Company to account for its investment in Tatko using the equity method, it must be able to exercise some form of significant influence over its financial and operating policies. The concept of significant influence is not addressed in EITF Issue No. 02-14, but is referred to in Accounting Principles Board (“APB”) Opinion No. 18, The Equity Method of Accounting For Investments in Common Stock. In paragraph 17 of APB Opinion No. 18, the APB states that the equity method should be followed by an investor whose investment in common stock gives it the ability to exercise significant influence over the operating and financial policies of an investee even though the investor holds fifty percent or less of the voting stock. The ability to exercise that influence may be indicated in several ways, such as representation on the board of directors, participation in policy-making processes, material inter-company transactions, interchange of managerial personnel or technological dependency. These factors, coupled with the extent of ownership of the investee, should dictate whether or not the investor exercises significant influence over the financial and operating policies of the investee. The APB also concluded that an investment of twenty percent or more of the voting stock of an investee should lead to the presumption that, in the absence of evidence to the contrary, an investor has the ability to exercise significant influence.

Ms. Pamela A. Long
Securities and Exchange Commission
March 7, 2006

        In light of the above, the Company has concluded that it does not have significant influence over the financial and operating policies of Tatko for the following reasons:

        1.     The Company is not and does not have the ability to be a member of the board of directors of Tatko;

        2.     Although the Company hopes to use Tatko’s technology in the future, it has used very little of Tatko’s technology or products, which is currently the subject of litigation between the Company and Tatko, nor is it required to do so;

        3.     The companies do not interchange any operating or managerial personnel, nor are there any communications between the two companies other than to discuss the advancement of Tatko’s technology and to discuss the lawsuit between them;

        4.     The companies are in a relatively antagonistic relationship in that the Company is suing Tatko for the return of its shares as it believes that Tatko has not performed to the terms of the agreement; as indicia of the Company’s lack of influence over the operations of Tatko, the Company has resorted to suing Tatko for performance; and

        5.     The Company only has the option to acquire twenty percent of Tatko and the remaining eighty percent is held by a closely coordinated group; consequently, the Company has not been able to, and it is unlikely that it will be able to, participate in any policy-making initiatives, nor obtain representation on Tatko’s board of directors.

        The agreement reached between the Company and Tatko was essentially a supply agreement, which would allow the Company the right to use Tatko’s bio-chemicals and patents in the Company’s products. In addition, Tatko is a private company in its development stage and, to date, has been very slow in supplying the Company with its products pursuant to the terms of the agreement. Consequently, the Company has asserted that Tatko has breached the agreement and has demanded the return of its 100,000 shares. Until such time as the issue is settled, the Company still maintains the right to acquire the twenty percent interest in Tatko. The Company continues to monitor the investment in Tatko to ensure that there is no impairment issue.

* * *

Ms. Pamela A. Long
Securities and Exchange Commission
March 7, 2006

        With respect to its 2004 Form 10-KSB, the Company respectfully informs the Commission that it intends to file via EDGAR an amendment thereto following the submission of this letter, and such amendment will include the revisions referenced herein; except that, if the responses to Commission comments 5 through 8 set forth above are satisfactory to the Commission, the Company will not further amend its 2004 Form 10-KSB with respect to those comments.

        If you have any further comments regarding this letter or the responses contained herein, please contact directly the attorney for the Company, Deepak Nanda, at (310) 975-7912 with any questions or comments regarding this matter. Mr. Nanda’s facsimile number is (310) 557-8475.

Very truly yours,
FLEXIBLE SOLUTIONS INTERNATIONAL, INC.
/s/ Daniel B. O'Brien
Daniel B. O'Brien
President and Chief Executive Officer

cc:	Chris Edwards (via EDGAR only) Matt Franker (via EDGAR only) Nudrat Salik (via EDGAR only) Marie Humphrey (via EDGAR only) Andrew B. Serwin Deepak Nanda